UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 15, 2012, entitled "Execution of debt capital market transactions".

Execution of debt capital market transactions

On Wednesday November 14, 2012, Statoil ASA (OSE:STL, NYSE:STO), guaranteed by Statoil Petroleum AS, executed the following debt capital market transactions:

  Issue of USD 600,000,000 1.200% Notes due January17, 2018
  Issue of USD 1,100,000,000 2.450% Notes due January 17, 2023
  Issue of USD 300,000,000 4.250% Notes due November 23, 2041 (Re-offer yield: 3.622%)

The 4.250% Notes due 2041 to be issued represent a reopening of the 4.250% Notes due 2041 that were issued by Statoil ASA on November 23, 2011.

The net proceeds from the issue of the Notes will be used for general corporate purposes which may include the redemption of Statoil’s $500,000,000 aggregate principal amount 5 1/8% Notes due 2014 or other purposes described in the prospectus supplement for these issues of Notes. The transactions will increase the financial flexibility of the company.

The Notes have been fully subscribed. The settlement date is November 21, 2012.

Any public offering in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Statoil ASA and Statoil Petroleum AS and previously declared effective.

Further information from:

Investor relations:
Hilde Merete Nafstad, Senior vice president,
+47 957 83911

Morten Sven Johannessen, VP Investor Relations USA,
+1 2039786950 / +1 2035702524

Press:
 Fredrik Norman, media relations,
+47 918 66567

Finance:
Tron Vormeland, Vice president, Corporate financing,
+47 905 40135 (mobile), +47 51 99 42 97 (office)

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 15, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer